Stock Sale Plan

      This  Stock  Sale  Plan  (this  "Plan")  is  entered  into this 3rd day of
September, 2003 between Nahum Sharfman (the "Participant") and U.S. Bancorp Piper Jaffray Inc. (the "Broker").

                                    Recitals

      The Participant desires to establish this Plan to systematically sell shares of common stock (the "Stock"), of CommTouch Software Ltd. (the "Issuer").

      The Participant desires to engage the Broker to effect sales of shares of the Stock in accordance with this Plan.

      The Stock is principally traded on the Nasdaq SmallCap Market (the "Exchange").

                                    Agreement

      Therefore, the Participant and the Broker hereby agree as follows:

      1. The Broker shall use its best efforts to effect a sale (each a "Planned Transaction"), commencing October 3, 2003 of (check one):

|_| (_______) shares of Stock at prevailing market prices, [on the ________ day of each month, or the next trading day if any such specified day is not a trading day,] [each day] on which the Exchange is open and the stock trades regular way trading;

|X| 2,500 shares of Stock, at a price of $ 1.45 per share or better, each day on which the Exchange is open and the stock trades regular way trading; or

|_|   Other (complete) _________________________________________________________
          ______________________________________________________________________
          ______________________________________________________________________
          ______________________________________________________________________

      2. This Plan shall become effective on the date hereof and shall terminate on the earliest to occur of (check as many as apply):

      |_|   the  termination  of  the  Participant's  position  as a  (director)
            (officer) of the Issuer;
      |X|   aggregate sale proceeds of $170,000 having been received;
      |_|   ______ shares of Stock having been sold;
      |_|   ______________, 20____; or
      |_|   the death of the Participant.

Notwithstanding the foregoing provisions of this Paragraph 2, the Participant may terminate this Plan at any time by providing written notice of termination prior to the requested date of termination.

      3. The Participant understands that if the Broker is not able to effect a Planned Transaction consistent with ordinary principles of best execution, due to the operation of any discretion granted to the Broker in this Plan or due to a market disruption or a legal, regulatory, or contractual restriction applicable to the Broker, then such Planned Transaction shall be canceled and shall not be effected pursuant to this Plan. The Broker shall effect such Planned Transaction as promptly as practical after the cessation or termination of such market disruption, applicable restriction, or other event.

      4. The Participant represents and warrants that he or she:

            (a) is not currently aware of any material nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock);

            (b) is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from conducting the Planned Transactions in accordance with this Plan;

            (c) is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b5-1;

            (d) except to the extent that the shares of Stock to be sold constitute "restricted stock" under Rule 144, owns free and clear of any liens, claims, encumbrances or other restrictions the shares of Stock to be sold under this Plan subject, in the case of shares of Stock underlying stock options to be exercised pursuant to this Plan, only to the compliance by the Participant with the exercise provisions of such options;

            (e) [check one] is |X| is not |_| an affiliate of the Issuer for purposes of SEC Rule 144; and

            (f) is  currently  able to  purchase  and  sell  shares  of Stock in accordance with the Issuer's insider-trading policies and has obtained the approval of the Issuer's Compliance Officer to enter into this Plan at this time which approval is evidenced below by the Issuer's acknowledgement hereof.

      5. The Participant shall immediately notify the Broker if the Participant becomes subject to a legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from making Planned Transactions under this Plan, and, in such a case, the Participant and the Broker shall cooperate to amend or otherwise revise this Plan to take account of the restriction or undertaking (but neither party shall be obligated to take any action that would be inconsistent with SEC Rule 10b5-1(c)).

      6. It is the parties' intent that this Plan comply with the requirements of SEC Rule 10b5-1(c)(1) and this Plan shall be interpreted to comply with the requirements thereof. Any provision of this Plan that cannot be construed in accordance with Rule 10b5-1(c) shall be void.

      7. Participant agrees to specifically designate in writing to Broker in the terms and conditions of the Plan as set forth in Paragraph 1 those shares of Stock which are to be sold under an effective registration statement and those shares of Stock which are to be sold pursuant to Rule 144. For those shares to be sold under an effective registration statement, Participant agrees to make


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

immediately available to Broker, upon its request, sufficient quantities of prospectuses for delivery to purchasers of such shares.

      8. If the Participant is an "affiliate" of the Issuer for purposes of SEC Rule 144, as represented by the Participant above, then the Broker agrees to conduct all Planned Transactions in accordance with the manner-of-sale requirement of Rule 144, and in no event shall the Broker effect any such Planned Transaction if it would exceed the then-applicable volume limitation under Rule 144, assuming that the sales under this Plan are the only sales subject to that limitation. The Participant agrees not to take, and agrees to cause any person or entity with which he or she would be required to aggregate sales of Stock under paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause any such sale not to comply with Rule 144. The Participant will be responsible for making all required Form 144 filings.

As a courtesy to Participant, Broker shall prepare and, subject to Participant's review, file one Form 144 at the beginning of each three-month period, commencing October 3, 2003, covering the estimated number of shares of Stock to be sold pursuant to this Trading Plan during such three-month period. The remarks section of each Form 144 filed shall include a statement to the effect that the shares covered by the Form 144 are being sold pursuant to a Rule 10b5-1 trading plan dated as of the date hereof, and the representation regarding the Participant's knowledge of material nonpublic information speaks as of the date this Plan was executed. Participant hereby grants Broker a revocable, limited power of attorney to complete and/or file on behalf of Participant any required Forms 144 while this Plan is in effect.

      9. The Participant acknowledges that the Issuer may suspend the Planned Transactions at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of the Exchange, underwriting lock-ups, or contractual or accounting requirements in connection with acquisitions or dispositions by the Issuer or the Issuer's purchases or sales of its securities. Any such suspension shall be communicated to the Broker in writing by the Issuer's General Counsel or other appropriate compliance officer and shall contain an acknowledgment that such suspension is being made in accordance with Rule 10b5-1(c).

      10. The Broker agrees not to use any information about the Planned Transactions in connection with purchases or sales of, or trading in, any securities of the Issuer, or derivative securities thereof, or provide other people with such information or recommend that other people buy or sell securities based upon such information.

      11. The Participant agrees to make, or to assist the Issuer in making, all filings required under Sections 13(d) and 16 of the Securities Exchange Act of 1934 (e.g., Forms 4 and 5) with respect to the Planned Transactions. The Broker shall have no responsibility for any such filings.

      12. The Participant agrees that the Issuer, in its discretion, may publicly disclose the existence and terms of this Plan.

      13. All share numbers and dollar amounts set forth in this Plan shall automatically be adjusted to reflect stock splits, stock dividends, and similar events occurring after the date hereof.

      14. The Participant may trade in securities of the Issuer in addition to the Planned Transaction, provided that the Participant complies with the insider-trading policies of the Issuer and applicable regulatory requirements and the Participant does not enter into or alter a corresponding or hedging transaction or position with respect to the Planned Transactions. The Participant agrees to promptly notify the Broker of any transaction in the Stock by the Participant other than a Planned Transaction pursuant to this Plan.

      15. This Plan may be amended only by a writing executed by the Participant and the Broker that is acknowledged by the Issuer. Any such writing shall contain the Participant's representation that he or she knows of no material nonpublic information regarding the Issuer or any of its securities (including the Stock) as of the date thereof.


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

      IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

                           PARTICIPANT
                                          /s/ Nahum Sharfman
                           -----------------------------------------------------

                           U.S. BANCORP PIPER JAFFRAY INC.

                           By:
                              --------------------------------------------------
                           Its:
                               -------------------------------------------------

Acknowledged by:

COMMTOUCH SOFTWARE LTD.

By:                 /s/ Gideon Mantel
   --------------------------------------------------
Its:
    -------------------------------------------------

                           Addendum to Stock Sale Plan
                       (Broker-Assisted Cashless Exercise)

      This Addendum to Stock Sale Plan is entered into this ___ day of _______, 20__ as an addendum to the Stock Sale Plan (the "Plan") dated _______________, 20__ between _________________________ (the "Participant") and U.S. Bancorp
Piper Jaffray Inc. (the "Broker"). All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Plan.

      By signing below, the Participant and the Broker agree that some or all of the shares of Stock to be sold pursuant to the Planned Transactions under the Plan shall be acquired by the Participant through the cashless exercise of stock options. Listed below are the stock options to be exercised. Unless otherwise specified by the Participant below, the shares of Stock to be sold in the Planned Transactions will be drawn from the stock option agreements in the order listed below, and all available options will be exercised in their entirety before shares of Stock will be sold from any other source. The Broker and the Participant agree to comply in all respects with any conditions imposed by the Issuer with respect to the exercise and same-day sale of stock options, including the prompt remittance of funds for the exercise price of the options and any taxes the Issuer may be required to withhold.

                  Stock Options to be Exercised Under the Plan:

Date of Option     Total Number of Shares
  Agreement           Subject to Option      Exercise Price      Expiration Date
  ---------           -----------------      --------------      ---------------
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      IN WITNESS  WHEREOF,  the undersigned  have signed this Addendum as of the date first written above.

                           PARTICIPANT


                           -----------------------------------------------------

                           U.S. BANCORP PIPER JAFFRAY INC.

                           By:
                              --------------------------------------------------
                           Its:
                               -------------------------------------------------
Acknowledged by:

COMMTOUCH SOFTWARE LTD.

By:
   ----------------------------------
Its:


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